Filed by Zimmer Holdings, Inc.

(Commission File No. 001-16407)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: LVB Acquisition, Inc.

Commission File No. 000-54505

Merger Progress on Track;

Integration Management Office Established

To Our Zimmer and Biomet Colleagues:

We continue to make progress on our integration planning and laying the foundation to bring our two great companies together.

As we announced a few weeks ago, we formed the Integration Steering Committee (ISC) to oversee and manage the integration of our two companies. Senior representatives from both Zimmer and Biomet have been collaborating on a multitude of integration planning items. To ensure the integration planning runs as smoothly as possible, we have created an overall structure to support the ISC. This begins with the establishment of an Integration Management Office (IMO), which will be the primary nerve center for integration planning.

The IMO will be led by Derek Davis and Peggy Taylor, who will be responsible for the day-to-day leadership of the integration planning, including:

•	Communicating the intent of the integration and metrics that define success;

•	Establishing integration timelines, processes and templates; and

•	Providing direction to integration planning teams and escalating issues to the ISC.

IMO Integration Leads

Derek Davis VP, Finance, Corporate Controller and Chief Accounting Officer, Zimmer	Derek joined Zimmer in 2003, and was appointed to his current role in May 2007. Prior to Zimmer, he held financial leadership positions at International Wire and Phelps Dodge Corporation.	Peggy Taylor SVP, Human Resources, Biomet	Peggy was appointed Senior Vice President, Global Human Resources of Biomet in August 2007. Prior to joining Biomet, she had 21 years of HR leadership experience with Abbott.

Derek and Peggy are proven leaders with vast experience managing projects across their respective organizations. They will be integral in identifying best practices for the future combined company, while also ensuring that we seamlessly serve our respective Customers and focus on our business objectives.

In addition, Yan (Walter) Wang, Manager, Zimmer Leadership Program, and Shon Steger, Biomet’s Business Development Director, have been appointed as IMO Project Managers. In these roles, Walter and Shon will manage the day-to-day details of the integration planning process, including:

•	Supporting team integration leads with specific requests;

•	Developing the integration timelines, processes and templates;

•	Tracking the IMO platform and integration teams’ progress against timelines and milestones; and

•	Escalating issues to the Integration Leads (Derek and Peggy), as necessary.

The Integration Leads and IMO Project Managers will be supported by a strong team of individuals who have past experience working with the various IMO team members and who will lead platform teams in the IMO, as follows:

•	Tony Collins, Zimmer Finance Vice President, and Pat Richardson, Biomet Investor Relations Vice President, will lead Integration Finance;

•	Monica Kendrick, Zimmer Corporate Communications Director, and Bill Kolter, Biomet Marketing and Public Affairs Vice President, will lead Communications; and

•	Kim Martin, Zimmer Human Resources Vice President, and Bob Abel, Biomet Corporate Human Resources Director, will lead Talent Management and Cultural Integration Planning.

These IMO members have proven expertise in several key disciplines and possess vast general knowledge of their respective businesses. Importantly, we believe they will ensure that Culture and Change planning are effectively incorporated into teams’ integration planning activities.

In the coming days, integration planning teams will be established and team leaders representing both organizations will be selected and announced. The integration planning teams will focus on various functions, from Finance to Brand/Marketing, as well as on the companies’ business lines and operating regions.

While there is much work to be done, the combination remains on track to close in the first calendar quarter of 2015. As we move through the integration planning process, we will continue to communicate updates, processes and important decisions.

Additional Questions

In the weeks since the announcement that Zimmer and Biomet have agreed to combine our businesses, a number of questions have been submitted to supervisors, HR and the designated email address. While we would like to be able to respond to all of the questions, at this point, it is too early in the integration planning process to be able to answer many of your questions.

Until we are able to answer your questions, we thank you for your patience and support. We understand that the information is important to you. Your questions are helpful to us in understanding your concerns, and we will work to address them through the integration planning process. Zimmer employees should continue to send their questions to ComingTogether@zimmer.com.

We would also like to reiterate that because Zimmer and Biomet have highly recognizable names, we often receive significant attention in the media. As always, it is important to direct Zimmer media inquiries to Monica Kendrick at monica.kendrick@zimmer.com.

Thank you for your encouragement and support as we continue preparing to combine our two companies. We have a bright future ahead, and we will keep you updated along the way.

David Dvorak President and Chief Executive Officer, Zimmer, Inc.	Jeffrey Binder President and Chief Executive Officer, Biomet, Inc.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of forward-looking terms such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “assumes,” “guides,” “targets,” “forecasts,” and “seeks” or the negative of such terms or other variations on such terms or comparable terminology. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger between Zimmer and LVB Acquisition, Inc. (“LVB”), the parent company of Biomet, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Zimmer’s management and are subject to significant risks and uncertainties that could cause actual outcomes and results to differ materially. These risks and uncertainties include, but are not limited to: the possibility that the anticipated synergies and other benefits from the proposed merger of Zimmer and LVB will not be realized, or will not be realized within the expected time periods; the inability to obtain regulatory approvals of the merger (including the approval of antitrust authorities necessary to complete the transaction) on the terms desired or anticipated; the timing of such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the risk that a condition to closing the transaction may not be satisfied on a timely basis or at all; the risk that the proposed transaction fails to close for any other reason; the risks and uncertainties related to Zimmer’s ability to successfully integrate the operations, products and employees of Zimmer and Biomet; the effect of the potential disruption of management’s attention from ongoing business operations due to the pending merger; the effect of the announcement of the proposed merger on Zimmer’s and Biomet’s relationships with their respective customers, vendors and lenders and on their respective operating results and businesses generally; access to available financing on reasonable terms, including the risk that any condition to the closing of the financing committed for the proposed merger and refinancing of Zimmer’s debt is not satisfied; the outcome of any legal proceedings related to the proposed merger; the risks and uncertainties normally incidental to the orthopaedic industry, including price and product competition; the success of the companies’ quality and operational excellence initiatives; changes in customer demand for Zimmer’s or Biomet’s products and services caused by demographic changes or other factors; the impact of healthcare reform measures, including the impact of the U.S. excise tax on medical devices; reductions in reimbursement levels by third-party payors and cost containment efforts of healthcare purchasing organizations; dependence on new product development, technological advances and innovation; shifts in the product category or regional sales mix of Zimmer’s or Biomet’s products and services; supply and prices of raw materials and products; control of costs and expenses; the ability to obtain and maintain adequate intellectual property protection; the ability to form and implement alliances; challenges relating to changes in and compliance with governmental laws and regulations, including regulations of the U.S. Food and Drug Administration (the “FDA”) and foreign government regulators, such as more stringent requirements for regulatory clearance of products; the ability to remediate matters identified in any inspectional observations or warning letters issued by the FDA; changes in tax obligations arising from tax reform measures or examinations by tax authorities; product liability and intellectual property litigation losses; the ability to retain the independent agents and distributors who market Zimmer’s and Biomet’s products; dependence on a limited number of suppliers for key raw materials and outsourced activities; changes in general industry and market conditions, including domestic and international growth rates and general domestic and international economic conditions, including interest rate and currency exchange rate fluctuations; and the impact of the ongoing economic uncertainty affecting countries in the Euro zone on the ability to collect accounts receivable in affected countries. For a further list and description of such risks and uncertainties, see Zimmer’s periodic reports filed with the U.S. Securities and Exchange Commission

(the “SEC”). Copies of these filings, as well as subsequent filings, are available online at www.sec.gov, www.zimmer.com or on request from Zimmer. Zimmer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be set forth in its periodic reports. Readers of this communication are cautioned not to place undue reliance on these forward-looking statements, since, while management believes the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove to be accurate. This cautionary statement is applicable to all forward-looking statements contained in this communication.

Additional Information and Where to Find It

Zimmer will file with the SEC a registration statement on Form S-4, in which a consent solicitation statement will be included as a prospectus, and other documents in connection with the proposed acquisition of LVB. The consent solicitation statement/prospectus will be sent to the stockholders of LVB. INVESTORS AND SECURITYHOLDERS OF LVB ARE URGED TO READ THE CONSENT SOLICITATION/PROSPECTUS, AND ANY OTHER FILINGS THAT MAY BE MADE WITH THE SEC IN CONNECTION WITH THE MERGER WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The registration statement and consent solicitation statement/prospectus and other documents which will be filed by Zimmer with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov or from Zimmer at www.zimmer.com. Such documents are not currently available. You may also read and copy any reports, statements and other information filed by Zimmer, LVB and Biomet with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room. Certain executive officers and directors of LVB have interests in the proposed transaction that may differ from the interests of stockholders generally, including benefits conferred under retention, severance and change in control arrangements and continuation of director and officer insurance and indemnification. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.